Exhibit 99.1
Dole plc Reports Second Quarter 2022 Financial Results
DUBLIN – August 23, 2022 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and six months ended June 30, 2022.
Highlights for the three months ended June 30, 2022:
•Revenue of $2.4 billion
•Net Income of $48.5 million and Diluted EPS of $0.43
•Adjusted EBITDA1 of $108.8 million
•Adjusted Net Income1 of $41.3 million and Adjusted Diluted EPS1 of $0.44

Financial Highlights - Unaudited

	Three Months Ended
	June 30, 2022	June 30, 2021	June 30 2021 Pro-forma[2]
Revenue - $’m	2,360	1,210	2,462
Net Income - $'m	48.5	36.8	78.0
Net Income attributable to Dole plc - $'m	41.3	29.2	69.5
Diluted EPS - $	0.43	0.52	0.73
Adjusted EBITDA - $’m1	108.8	94.9	143.3
Adjusted Net Income - $’m1	41.3	41.3	66.5
Adjusted Diluted EPS - $[1]	0.44	0.74	0.70

	Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021 Pro-forma[2]
Revenue - $’m	4,605	2,261	4,728
Net Income - $'m	51.8	62.9	141.2
Net Income attributable to Dole plc - $'m	39.9	50.5	127.2
Diluted EPS - $	0.42	0.91	1.34
Adjusted EBITDA - $’m1	190.4	174.1	274.4
Adjusted Net Income - $’m1	69.5	67.2	125.3
Adjusted Diluted EPS - $[1]	0.73	1.20	1.32
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Adjusted Effective tax rate and Net Debt are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of Dole Food Company, Inc. ("DFC" or "Legacy Dole") by Total Produce ("TP") and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is consistent with the pro-forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO.

Commenting on the results, Carl McCann, Executive Chairman said:
“One year ago we created Dole plc, the global leader in fresh produce, following the merger of Total Produce and Dole Food Company. The enhanced scale and diversification of our vertically integrated business enabled us to deliver strong results for the second quarter of 2022, in line with our expectations.

Due to a slower than anticipated return to full operating profitability in our Fresh Vegetables segment and the translation impact from the strengthening U.S. dollar, we are now targeting Adjusted EBITDA in the range of $330.0 million to $350.0 million for the full year, a reduction of approximately 5.5% from prior guidance.

We greatly appreciate the achievements of our talented and dedicated people and their significant contributions during the past year.”

Revenue for the three months ended June 30, 2022 increased to $2.4 billion from $1.2 billion. The increase was primarily driven by the impact of revenue from Legacy Dole following the acquisition by Dole plc. Compared on a pro-forma basis, revenue decreased by 4.2% or $102.3 million primarily due to negative foreign currency translation movements of $112.2 million and a net unfavorable impact of $68.8 million from acquisitions and divestitures. On a like-for-like basis, revenue increased 3.2% or $78.7 million with growth in all segments with the exception of Fresh Vegetables.

Adjusted EBITDA for the three months ended June 30, 2022 increased to $108.8 million. On a pro-forma comparative basis, Adjusted EBITDA decreased 24.1% or $34.5 million primarily due a decline in the Fresh Fruit segment against a very strong comparative in the prior year. The prior year comparative had the benefit of strong market conditions due to tight supply following hurricanes Eta and Iota in November 2020. In addition, the negative impact of currency translation of $4.2 million, primarily on the reported results of the Diversified EMEA segment, and a loss in the Fresh Vegetables segment contributed to the lower group Adjusted EBITDA. This was offset in part by stronger performance in Diversified Americas and on a like-for-like basis in Diversified EMEA.

Adjusted Net Income for the three months ended June 30, 2022 was $41.3 million, compared to $66.5 million on a pro-forma basis. The decreases on a pro-forma comparative basis were predominantly due to the decreases in Adjusted EBITDA noted above, offset in part by a lower tax expense. Adjusted Diluted EPS for the three months ended June 30, 2022 was $0.44 compared to $0.70 for the pro-forma comparative three months ended June 30, 2021.

Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	June 30, 2022		June 30, 2021 Pro-forma
	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$805,831	$57,985	$778,798	$85,726
Diversified Fresh Produce - EMEA	849,848	39,371	951,848	40,984
Diversified Fresh Produce - Americas & ROW	448,200	17,142	423,966	18,118
Fresh Vegetables	309,226	(5,687)	332,273	(1,553)
Intersegment	(52,970)	—	(24,493)	—
Total	$2,360,135	$108,811	$2,462,392	$143,275

	Six Months Ended
	June 30, 2022		June 30, 2021 Pro-forma
	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$1,555,634	$119,866	$1,523,412	$177,313
Diversified Fresh Produce - EMEA	1,641,003	59,472	1,745,588	65,911
Diversified Fresh Produce - Americas & ROW	911,892	29,445	845,659	28,214
Fresh Vegetables	583,977	(18,433)	659,974	2,981
Intersegment	(87,389)	—	(46,478)	—
Total	$4,605,117	$190,350	$4,728,155	$274,419

Fresh Fruit

Revenue for the three months ended June 30, 2022 increased 3.5% or $27.0 million compared to pro-forma revenue for the three months ended June 30, 2021. Revenue was positively impacted by increased pricing in commercial cargo, increased pricing in North America for bananas and higher worldwide volumes and pricing in pineapples. This was partially offset by lower pricing in non-core markets for bananas.

Adjusted EBITDA for the three months ended June 30, 2022 decreased 32.4% or $27.7 million compared to the prior year on a pro-forma basis. The prior year comparative had the benefit of strong market conditions due to tight supply conditions following hurricanes Eta and Iota in November 2020. Adjusted EBITDA was additionally negatively impacted by higher ocean and inland freight costs, higher costs in packaging, fertilizers and other materials, and a decrease in prices for volumes sold to non-core markets. These higher costs were partially offset by higher pricing in core markets as well as strong performance in the commercial cargo business.

Diversified Fresh Produce – EMEA
Revenue for the three months ended June 30, 2022 decreased 10.7% or $102.0 million compared to pro-forma revenue for the three months ended June 30, 2021. This was primarily driven by a negative translation impact on currency of $110.3 million due to the strengthening of the U.S. dollar in the quarter against the euro, Swedish krona, and sterling. In addition, there was a net negative impact on revenue from divestitures and acquisitions of $68.8 million in the quarter. On a like-for-like basis, revenue grew 8.1% or $77.1 million across the division, driven by increased pricing and significant revenue growth in South Africa due to the different timing of a key export season. This was partially offset by some logistics challenges in Europe which impacted volumes.

Adjusted EBITDA for the three months ended June 30, 2022 decreased 3.9% or $1.6 million compared to the prior year on a pro-forma basis. The decrease in Adjusted EBITDA was primarily a result of a negative currency translation effect of $4.7 million when translating the results of euro, Swedish krona and sterling businesses into the U.S. dollar which strengthened significantly against European currencies when compared to the prior year. On a like-for-like basis, Adjusted EBITDA increased 7.4% or $3.0 million with a strong performance from our Spanish and U.K. businesses in the quarter, offset by a more challenging quarter for our Northern European businesses due to logistical challenges.

Diversified Fresh Produce – Americas & ROW
Revenue for the three months ended June 30, 2022 increased 5.7% or $24.2 million versus the prior year on a pro-forma basis. The increase was driven primarily by strong performance in the potato, onion and avocado categories as well as a recovery in Chilean grape volumes after weather impacted volumes in the prior year quarter.

Adjusted EBITDA for the three months ended June 30, 2022 decreased 5.4% or $1.0 million versus the prior year on a pro-forma basis, driven by the prior year quarter having a seasonal timing benefit compared to the current quarter and a challenging quarter in a joint venture's kiwi business. Excluding seasonal timing impacts, there was strong performance in the majority of the North American businesses in the quarter, in particular in avocados, potatoes and onions.

Fresh Vegetables
Revenue for the three months ended June 30, 2022 decreased 6.9% or $23.0 million compared to the prior year on a pro-forma basis. Revenue was negatively impacted by lower volumes of value added salad products due to both lost volumes following the value added salad recalls in December 2021 and January 2022, and lower industry demand. Revenue was also impacted by a planned decrease in volumes in fresh packed vegetables products. These decreases were partially offset by price increases in value added salads products, and significantly stronger pricing in fresh packed vegetables products supported by the reduced volume strategy.

Adjusted EBITDA for the three months ended June 30, 2022 was a loss of $5.7 million compared to a loss of $1.6 million in the pro-forma comparative period. Adjusted EBITDA was negatively impacted by lower revenue and lower cost absorption due to lower volumes, as well as by inflationary pressures on freight, packaging and labor costs. These challenges in the valued added salads business were partially offset by an improved performance in Fresh Packed vegetable products.

Capital Expenditures
Capital expenditures for the six months ended June 30, 2022 was $39.4 million, which included continued progress on the final farm renovations in Honduras following the 2020 hurricanes, investments in other farm renovation and glasshouse projects across our growing regions, and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities.

Net Debt

Net Debt as of June 30, 2022 was $1.06 billion. As previously announced, Dole entered into a new three-year, committed trade receivables arrangement in May 2022. This facility provides an additional source of financing for the Group at a lower cost. The maximum amount of receivables that can be sold under this agreement at any time is $255.0 million. Upon the execution of the new arrangement and initial derecognition of sold receivables3, the Company received gross cash proceeds of $206.9 million with $39.3 million used to settle the existing trade receivables arrangement. The incremental proceeds of $167.6 million were primarily used to pay down certain balances on the Company's revolving credit facility.

Outlook for Fiscal Year 2022 (forward-looking statement)
For fiscal year 2022, Dole is targeting:
•Revenue in the range of $9.1 billion to $9.4 billion
•Adjusted EBITDA in the range of $330.0 million to $350.0 million
•Capital Expenditures of approximately $110.0 million
•Net Interest Expense of approximately $60.0 million
•Adjusted Effective tax rate in the range of 23% to 25%

The global economic environment remains uncertain and complex and we are currently seeing positive trends along with some further challenges for the remainder of the year. We are seeing signs of increasing demand in categories with lower retail selling prices such as bananas, whereas there is evidence of demand for higher priced value added products reducing. Additionally, on the positive side we have seen stabilization in prices for key commodities such as packaging, fertilizer and oil.

However, due to the slower than anticipated return to full operating profitability in Fresh Vegetables and a more negative foreign currency translation impact on translation of Euro earnings to U.S. dollar following a further strengthening of the U.S. dollar against European currencies, the Company is reducing the full year Adjusted EBITDA target by approximately 5.5% to a range of $330.0 million to $350.0 million.

3 Dole derecognizes the sold receivables from the condensed consolidated balance sheets, as it accounts for the arrangements as sales under ASC 860, Transfers and Servicing.

The geopolitical conflict in Ukraine and Russia is ongoing and as such it remains difficult to accurately predict what overall impact the conflict may have on global trade flows, cost inflation and foreign exchange rates, and how the Group's results of operations and financial condition may be impacted over the remainder of this financial year.

The above outlook includes non-GAAP financial measures. Please refer to the appendix of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP financial measures.

Dividend
On August 22, 2022, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2022 of $0.08 per share, payable on October 7, 2022 to shareholders of record on September 16, 2022. A cash dividend of $0.08 per share was paid on July 6, 2022 for the first quarter of 2022.

About Dole plc

A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the second quarter 2022 financial results. The webcast can be accessed within “Events and Presentations” on the company website, www.doleplc.com/investors.
An archived replay of the webcast will also be available shortly after the live event has concluded. The conference call can be accessed live by dialing +1 646 664 1960 or for international callers by dialing +44 203 936 2999. The access code is 204932.
A replay of the call will be available through August 30, 2022, by dialing +1 845 709 8569, or for international callers by dialing +44 203 936 3001. The replay access code is 079116.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix

Consolidated Statement of Operations - Unaudited

	Three Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,360,135	$1,209,598	$2,462,392
Cost of sales	(2,190,228)	(1,107,431)	(2,237,708)
Gross profit	169,907	102,167	224,684
Selling, marketing, general and administrative expenses	(123,558)	(72,629)	(125,710)
Merger, transaction and other related costs	—	(8,318)	—
Gain on asset sales	7,926	127	3,929
Operating income	54,275	21,347	102,903
Other income (expense), net	8,605	405	(570)
Interest income	1,453	419	963
Interest expense	(12,985)	(2,594)	(11,662)
Income before income taxes and equity earnings	51,348	19,577	91,634
Income tax expense	(6,003)	(6,983)	(22,071)
Equity in net earnings of investments accounted for under the equity method	3,151	24,238	8,391
Net income	48,496	36,832	77,954
Less: Net income attributable to noncontrolling interests	(7,224)	(7,593)	(8,409)
Net income attributable to Dole plc	$41,272	$29,239	$69,545

Net income per share attributable to Dole plc - basic	$0.44	$0.53	$0.73
Net income per share attributable to Dole plc - diluted	$0.43	$0.52	$0.73
Weighted average shares outstanding - basic	94,878	55,546	94,878
Weighted average shares outstanding - diluted	94,913	55,748	95,030

	Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$4,605,117	$2,260,737	$4,728,155
Cost of sales	(4,301,171)	(2,074,069)	(4,281,537)
Gross profit	303,946	186,668	446,618
Selling, marketing, general and administrative expenses	(247,717)	(139,380)	(261,640)
Merger, transaction and other related costs	—	(15,095)	—
Gain on disposal of businesses	242	1,539	1,539
Gain on asset sales	8,421	127	7,511
Operating income	64,892	33,859	194,028
Other income, net	11,122	700	4,371
Interest income	3,091	836	2,071
Interest expense	(24,629)	(4,846)	(22,954)
Income before income taxes and equity earnings	54,476	30,549	177,516
Income tax expense	(6,423)	(8,239)	(46,062)
Equity in net earnings of investments accounted for under the equity method	3,728	40,637	9,696
Net income	51,781	62,947	141,150
Less: Net income attributable to noncontrolling interests	(11,903)	(12,399)	(13,955)
Net income attributable to Dole plc	$39,878	$50,548	$127,195

Net income per share attributable to Dole plc - basic	$0.42	$0.91	$1.34
Net income per share attributable to Dole plc - diluted	$0.42	$0.91	$1.34
Weighted average shares outstanding - basic	94,878	55,560	94,878
Weighted average shares outstanding - diluted	94,919	55,797	95,030

Consolidated Balance Sheets - Unaudited

	June 30, 2022	December 31, 2021
ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$238,790	$250,561
Short-term investments	5,656	6,115
Trade receivables, net of allowances for credit losses of $17,634 and $22,064, respectively	616,318	719,114
Grower advance receivables, net of allowances of $8,656 and $9,606, respectively	88,213	72,350
Other receivables, net of allowances of $13,767 and $14,066, respectively	176,044	125,908
Inventories, net of allowances of $3,184 and $7,447, respectively	410,231	410,737
Prepaid expenses	55,125	45,339
Other current assets	18,200	11,011
Assets held-for-sale	80	200
Total current assets	1,608,657	1,641,335
Long-term investments	18,832	23,433
Investments in unconsolidated affiliates	122,652	128,407
Actively marketed property	37,001	50,364
Property, plant and equipment, net of accumulated depreciation of $348,150 and $283,677, respectively	1,349,732	1,430,850
Operating lease right-of-use assets	372,416	368,632
Goodwill	494,146	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $115,349 and $117,499 respectively	55,760	62,046
Other assets	128,777	98,917
Deferred income tax assets	49,835	46,371
Total assets	$4,544,088	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$738,588	$696,766
Income taxes payable	13,764	10,316
Accrued liabilities	390,257	464,931
Bank overdrafts	19,977	9,395
Notes payable and current portion of long-term debt, net	81,219	51,785
Current maturities of operating leases	75,585	73,046
Other tax	30,763	35,212
Contingent consideration	3,065	2,958
Pension and postretirement benefits	17,330	17,664
Dividends payable and other current liabilities	10,129	9,078
Total current liabilities	1,380,677	1,371,151
Long-term debt, net	1,182,012	1,297,808
Operating leases, less current maturities	302,467	305,714
Deferred income tax liabilities	152,251	145,689
Income tax payable, less current portion	30,329	40,439
Contingent consideration, less current portion	5,490	4,302
Pension and postretirement benefits, less current portion	142,110	152,149
Other long-term liabilities	96,418	105,310
Total liabilities	$3,291,754	$3,422,562
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	33,462	32,776
Stockholders’ equity:
Common stock $0.001 par value; 300,000,000 shares authorized and 94,877,706 shares outstanding as of June 30, 2022 and December 31, 2021	950	950
Additional paid-in capital	793,528	792,223
Retained earnings	437,983	413,335
Accumulated other comprehensive loss	(130,699)	(125,919)
Total equity attributable to Dole plc	1,101,762	1,080,589
Equity attributable to noncontrolling interests	117,110	132,041
Total equity	1,218,872	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,544,088	$4,667,968

Consolidated Statements of Cash Flows - Unaudited

	Six Months Ended
	June 30, 2022	June 30, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$51,781	$62,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,770	18,785
Incremental charges on purchase accounting valuation of biological assets	34,944	—
Asset write-offs and net gain on sale of assets	(8,421)	—
Net gain on financial instruments	(4,637)	—
Stock-based compensation expense	1,981	—
Equity in net earnings of investments accounted for under the equity method	(3,728)	(36,936)
Net gain on disposal of businesses	(242)	(1,531)
Gain on disposal of investments in unconsolidated affiliates	—	(1,096)
Fair value gain on remeasurement of investments in unconsolidated affiliates	—	(2,605)
Amortization of debt discounts and debt issuance costs	2,953	—
Benefit for deferred income taxes	(9,212)	(906)
Pension and other postretirement benefit plan benefit	(89)	(567)
Fair value movement on contingent consideration	41	1,100
Dividends received	4,484	9,346
Dole transaction costs	—	15,095
Other	(439)	1,061
Changes in operating assets and liabilities:
Receivables, net of allowances	9,031	(112,260)
Inventories	(9,375)	5,222
Operating lease liabilities	(4,218)	894
Accrued and other current and long-term liabilities	(7,685)	43,358
Cash flow provided by operating activities	121,939	1,907
Investing Activities
Sales of assets	26,544	—
Capital expenditures	(39,418)	(17,511)
Acquisitions, net of cash acquired	(4,923)	(2,026)
Insurance proceeds received for damage to property	2,278	—
Purchases of investments	(414)	—
Investments in unconsolidated affiliates	(348)	(1,125)
Proceeds from sale of investments in unconsolidated affiliates	—	4,911
Other	4	96
Cash flow (used in) investing activities	(16,277)	(15,655)
Financing Activities
Proceeds from borrowings and overdrafts	683,340	612,820
Repayments on borrowings and overdrafts	(754,133)	(563,104)
Payment of debt issuance costs	(270)	(7,500)
Proceeds from issuance of shares	—	1,772
Dividends paid to shareholders	(15,180)	(17,250)
Dividends paid to noncontrolling interests	(14,588)	(12,886)
Payment of contingent consideration	(696)	—
Cash flow (used in) provided by financing activities	(101,527)	13,852
Effect of foreign currency exchange rate changes on cash	(15,906)	(3,821)
(Decrease) in cash and cash equivalents	(11,771)	(3,717)
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$238,790	$156,786

Reconciliation from Net Income to Adjusted EBITDA - Unaudited

The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$48,496	$36,832	$77,954
Income tax expense	6,003	6,983	22,071
Interest expense	12,985	2,594	11,662
Merger, transaction and other related costs	—	8,318	—
Mark to market (gains) losses	(6,991)	805	4,092
(Gain) on asset sales	(7,816)	—	(4,682)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	17,431	—	—
Other items[4]	117	(3,701)	(3,880)
Adjustments from equity method investments	2,195	20,804	1,934
Adjusted EBIT (Non-GAAP)	72,420	72,635	109,151
Depreciation	30,984	6,508	28,995
Amortization of intangible assets	2,773	2,797	2,797
Depreciation and amortization adjustments from equity method investments	2,634	12,983	2,332
Adjusted EBITDA (Non-GAAP)	$108,811	$94,923	$143,275

4 For the three months ended June 30, 2022, other items is comprised of $0.1 million in asset write-downs, net of insurance proceeds. For the three months ended June 30, 2021, other items is comprised of $3.7 million in gains on equity method acquisitions and disposals, and on a pro-forma basis it is comprised of $3.7 million in gains on equity method acquisitions and disposals, $0.5 million in adjustments to restructuring and legal costs, partially offset by $0.3 million in adjustments to insurance proceeds, net of asset-write downs.

	Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$51,781	$62,947	$141,150
Income tax expense	6,423	8,239	46,062
Interest expense	24,629	4,846	22,954
Merger, transaction and other related costs	—	15,095	—
Mark to market (gains) losses	(8,129)	1,065	(1,263)
(Gain) on asset sales	(7,816)	—	(4,682)
Produce recalls	16,251	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	34,944	—	—
Other items[5]	(751)	(5,240)	(424)
Adjustments from equity method investments	3,324	43,049	3,123
Adjusted EBIT (Non-GAAP)	120,656	130,001	206,920
Depreciation	59,155	13,213	57,313
Amortization of intangible assets	5,615	5,572	5,572
Depreciation and amortization adjustments from equity method investments	4,924	25,291	4,614
Adjusted EBITDA (Non-GAAP)	$190,350	$174,077	$274,419

5 For the six months ended June 30, 2022, other items is comprised of $0.5 million in insurance proceeds, net of asset write-downs, and $0.3 million in gains on disposal of businesses. For the six months ended June 30, 2021, other items is comprised of $3.7 million in gains on equity method acquisitions and disposals and $1.5 million in gains on disposal of businesses, and on a pro-forma basis it is comprised of $9.5 million in insurance proceeds, net of asset-write downs, $3.7 million in gains on equity method acquisitions and disposals, $1.5 million in gains on disposal of businesses, partially offset by $14.3 million in net restructuring and legal costs.

Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited

The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)

Net income attributable to Dole plc (Reported GAAP)	$41,272	$29,239	$69,545
Adjustments:
Amortization of intangible assets	2,773	2,797	2,797
Merger, transaction and other related costs	—	8,318	—
Mark to market (gains) losses	(6,991)	805	4,092
(Gain) on asset sales	(7,816)	—	(4,682)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	17,431	—	—
Other items[6]	117	(3,701)	(3,880)
Adjustments from equity method investments	612	1,385	764
Income tax on items above and discrete tax items	(5,145)	3,345	(526)
NCI impact on items above	(953)	(925)	(1,580)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$41,300	$41,263	$66,530

Adjusted earnings per share - basic (Non-GAAP)	$0.44	$0.74	$0.70
Adjusted earnings per share - diluted (Non-GAAP)	$0.44	$0.74	$0.70
Weighted average shares outstanding - basic	94,878	55,546	94,878
Weighted average shares outstanding - diluted	94,913	55,748	95,030
6 For the three months ended June 30, 2022, other items is comprised of $0.1 million in asset write-downs, net of insurance proceeds. For the three months ended June 30, 2021, other items is comprised of $3.7 million in gains on equity method acquisitions and disposals, and on a pro-forma basis it is comprised of $3.7 million in gains on equity method acquisitions and disposals, $0.5 million in adjustments to restructuring and legal costs, partially offset by $0.3 million in adjustments to insurance proceeds, net of asset-write downs.

	Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)

Net income attributable to Dole plc (Reported GAAP)	$39,878	$50,548	$127,195
Adjustments:
Amortization of intangible assets	5,615	5,572	5,572
Merger, transaction and other related costs	—	15,095	—
Mark to market (gains) losses	(8,129)	1,065	(1,263)
(Gain) on asset sales	(7,816)	—	(4,682)
Produce recalls	16,251	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	34,944	—	—
Other items[7]	(751)	(5,240)	(424)
Adjustments from equity method investments	1,290	1,424	1,490
Income tax on items above and discrete tax items	(10,372)	538	(769)
NCI impact on items above	(1,411)	(1,839)	(1,839)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$69,499	$67,163	$125,280

Adjusted earnings per share - basic (Non-GAAP)	$0.73	$1.21	$1.32
Adjusted earnings per share - diluted (Non-GAAP)	$0.73	$1.20	$1.32
Weighted average shares outstanding - basic	94,878	55,560	94,878
Weighted average shares outstanding - diluted	94,919	55,797	95,030

7 For the six months ended June 30, 2022, other items is comprised of $0.5 million in insurance proceeds, net of asset write-downs and $0.3 million in gains on disposal of businesses. For the six months ended June 30, 2021, other items is comprised of $3.7 million in gains on equity method acquisitions and disposals and $1.5 million in gains on disposal of businesses, and on a pro-forma basis it is comprised of $9.5 million in insurance proceeds, net of asset-write downs, $3.7 million in gains on equity method acquisitions and disposals, $1.5 million in gains on disposal of businesses, partially offset by $14.3 million in net restructuring and legal costs.

Supplemental Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$2,360,135	(2,190,228)	169,907	7.2%	(123,558)	7,926	$54,275
Amortization of intangible assets	—	—	—		2,773	—	2,773
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains) losses	—	(1,269)	(1,269)		—	—	(1,269)
(Gain) on asset sales	—	—	—			(7,816)	(7,816)
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	17,431	17,431		—	—	17,431
Other items	—	117	117		—	—	117
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,360,135	(2,173,949)	186,186	7.9%	(120,785)	110	$65,511

	Three Months Ended June 30, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$1,209,598	(1,107,431)	102,167	8.4%	(72,629)	(8,191)	$21,347
Amortization of intangible assets	—	—	—		2,797	—	2,797
Merger, transaction and other related costs	—	—	—		—	8,318	8,318
Mark to market (gains) losses	—	(254)	(254)		—	—	(254)
(Gain) on asset sales	—	—	—		—	—	—
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—		—	—	—
Other items	—	—	—		—	—	—
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,209,598	(1,107,685)	101,913	8.4%	(69,832)	127	$32,208

8 Other operating charges for the three months ended June 30, 2022 is comprised of a gain on asset sales of $7.9 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
9 Other operating charges for the three months ended June 30, 2021 is comprised of merger, transaction and other related costs of $8.3 million, partially offset by gain on asset sales of $0.1 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Three Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity in net earnings of investments accounted for under the equity method	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$8,605	1,453	(12,985)	(6,003)	3,151	48,496	$(7,224)
Amortization of intangible assets	—	—	—	—	—	2,773	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains) losses	(5,722)	—	—	—	—	(6,991)	—
(Gain) on asset sales	—	—	—	—	—	(7,816)	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	17,431	—
Other items	—	—	—	—	—	117	—
Adjustments from equity method investments	—	—	—	—	612	612	—
Income tax on items above and discrete tax items	—	—	—	(5,041)	(104)	(5,145)	—
NCI impact on items above	—	—	—	—	—	—	(953)
Adjusted (Non-GAAP)	$2,883	1,453	(12,985)	(11,044)	3,659	49,477	$(8,177)

	Three Months Ended June 30, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity in net earnings of investments accounted for under the equity method	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$405	419	(2,594)	(6,983)	24,238	36,832	$(7,593)
Amortization of intangible assets	—	—	—	—	—	2,797	—
Merger, transaction and other related costs	—	—	—	—	—	8,318	—
Mark to market (gains) losses	1,059	—	—	—	—	805	—
(Gain) on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	—	—
Other items	—	—	—	—	(3,701)	(3,701)	—
Adjustments from equity method investments	—	—	—	—	1,385	1,385	—
Income tax on items above and discrete tax items	—	—	—	(394)	3,739	3,345	—
NCI impact on items above	—	—	—	—	—	—	(925)
Adjusted (Non-GAAP)	$1,464	419	(2,594)	(7,377)	25,661	49,781	$(8,518)

	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$41,272	$0.43	$29,239	$0.52
Amortization of intangible assets	2,773		2,797
Merger, transaction and other related costs	—		8,318
Mark to market (gains) losses	(6,991)		805
(Gain) on asset sales	(7,816)		—
Produce recalls	—		—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	17,431		—
Other items	117		(3,701)
Adjustments from equity method investments	612		1,385
Income tax on items above and discrete tax items	(5,145)		3,345
NCI impact on items above	(953)		(925)
Adjusted (Non-GAAP)	$41,300	$0.44	$41,263	$0.74

Weighted average shares outstanding-diluted	94,913		55,748

	Six Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[10]	Operating Income
Reported (GAAP)	$4,605,117	(4,301,171)	303,946	6.6%	(247,717)	8,663	$64,892
Amortization of intangible assets	—	—	—		5,615	—	5,615
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains) losses	—	(5,357)	(5,357)		—	—	(5,357)
(Gain) on asset sales	—	—	—		—	(7,816)	(7,816)
Produce recalls	—	16,251	16,251		—	—	16,251
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	34,944	34,944		—	—	34,944
Other items	—	(509)	(509)		—	(242)	(751)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—
Adjusted (Non-GAAP)	$4,605,117	(4,255,842)	349,275	7.6%	(242,102)	605	$107,778

	Six Months Ended June 30, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[11]	Operating Income
Reported (GAAP)	$2,260,737	(2,074,069)	186,668	8.3%	(139,380)	(13,429)	$33,859
Amortization of intangible assets	—	—	—		5,572	—	5,572
Merger, transaction and other related costs	—	—	—		—	15,095	15,095
Mark to market (gains) losses	—	(35)	(35)		—	—	(35)
(Gain) on asset sales	—	—	—		—	—	—
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—		—	—	—
Other items	—	—	—		—	(1,539)	(1,539)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,260,737	(2,074,104)	186,633	8.3%	(133,808)	127	$52,952

10 Other operating charges for the six months ended June 30, 2022 is comprised of gain on asset sales of $8.4 million and gain on disposal of businesses of $0.2 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.
11 Other operating charges for the six months ended June 30, 2021 is comprised of merger, transaction and other related costs of $15.0 million, offset by a gain on disposal of a business of $1.5 million and gain on asset sales of $0.1 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Six Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity in net earnings of investments accounted for under the equity method	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$11,122	3,091	(24,629)	(6,423)	3,728	51,781	$(11,903)
Amortization of intangible assets	—	—	—	—	—	5,615	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains) losses	(2,772)	—	—	—	—	(8,129)	—
(Gain) on asset sales	—	—	—	—	—	(7,816)	—
Produce recalls	—	—	—	—	—	16,251	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	34,944	—
Other items	—	—	—	—	—	(751)	—
Adjustments from equity method investments	—	—	—	—	1,290	1,290	—
Income tax on items above and discrete tax items	—	—	—	(10,165)	(207)	(10,372)	—
NCI impact on items above	—	—	—	—	—	—	(1,411)
Adjusted (Non-GAAP)	$8,350	3,091	(24,629)	(16,588)	4,811	82,813	$(13,314)

	Six Months Ended June 30, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity in net earnings of investments accounted for under the equity method	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$700	836	(4,846)	(8,239)	40,637	62,947	$(12,399)
Amortization of intangible assets	—	—	—	—	—	5,572	—
Merger, transaction and other related costs	—	—	—	—	—	15,095	—
Mark to market (gains) losses	1,100	—	—	—	—	1,065	—
(Gain) on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	—	—	—	—	—	—
Other items	—	—	—	—	(3,701)	(5,240)	—
Adjustments from equity method investments	—	—	—	—	1,424	1,424	—
Income tax on items above and discrete tax items	—	—	—	(791)	1,329	538	—
NCI impact on items above	—	—	—	—	—	—	(1,839)
Adjusted (Non-GAAP)	$1,800	836	(4,846)	(9,030)	39,689	81,401	$(14,238)

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$39,878	0.42	$50,548	$0.91
Amortization of intangible assets	5,615		5,572
Merger, transaction and other related costs	—		15,095
Mark to market (gains) losses	(8,129)		1,065
(Gain) on asset sales	(7,816)		—
Produce recalls	16,251		—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	34,944		—
Other items	(751)		(5,240)
Adjustments from equity method investments	1,290		1,424
Income tax on items above and discrete tax items	(10,372)		538
NCI impact on items above	(1,411)		(1,839)
Adjusted (Non-GAAP)	$69,499	$0.73	$67,163	$1.20

Weighted average shares outstanding-diluted	94,919		55,797

Net Debt Reconciliation

Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of June 30, 2022 is presented below. Net Debt as of June 30, 2022 was $1.1 billion.

June 30, 2022

(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$238,790
Debt (Reported GAAP):
Long-term debt, net	(1,182,012)
Notes payable and current portion of long-term debt, net	(81,219)
Bank overdrafts	(19,977)
Total debt, net	(1,283,208)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(19,622)
Total gross debt	(1,302,830)
Net Debt (Non-GAAP)	$(1,064,040)

Non-GAAP Financial Measures

Dole plc’s results are determined in accordance with U.S. GAAP.

In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Adjusted Effective tax rate, Net Debt, pro-forma Adjusted EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.

Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (5) adjustments from equity method investments, which includes the Company’s share of these items within investments in unconsolidated affiliates.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (7) adjustments from equity method investments, which includes the Company’s share of these items within investments in unconsolidated affiliates.

Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting amortization charges; (2) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; (4) adjustments from equity method investments, which includes the Company’s share of these items within investments in unconsolidated affiliates; (5) excluding the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.

Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.

Adjusted Effective tax rate is calculated from the GAAP effective tax rate by: (1) adjusting the tax impact for each adjustment from GAAP net income attributable to Dole plc to Adjusted Net Income as described above; and (2) subtracting the impact from discrete tax adjustments, including uncertain tax positions.

Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP debt discounts and debt issuance costs.

Pro-forma EBIT is calculated from pro-forma net income by adding pro-forma interest expense and adding the pro-forma income tax expense or subtracting the pro-forma income tax benefit, as well as including the following pro-forma adjustments: (1) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (2) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (3) adjustments from equity method investments, which includes the Company’s share of these items within investments in unconsolidated affiliates.
Pro-forma Adjusted EBITDA is calculated from pro-forma EBIT by including the following pro-forma adjustments: (1) adding depreciation charges; and (2) adding amortization charges. It also includes the effect of the Company’s share of these listed items within investments accounted for under the equity method.

Pro-forma Adjusted Net Income is calculated from pro-forma net income attributable to Dole plc by include the following pro-forma adjustments: (1) subtracting amortization charges; (2) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; (4) adjustments from equity method investments, which includes the Company’s share of these items within investments in unconsolidated affiliates; (5) it excludes the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.

Pro-forma Adjusted Earnings per Share is calculated from pro-forma Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.

Adjusted EBIT, pro-forma EBIT, Adjusted EBITDA, pro-forma Adjusted EBITDA, Adjusted Net Income, pro-forma Adjusted Net Income, Adjusted EPS, Adjusted Effective tax rate, Net Debt and pro-forma Adjusted EPS are not measurements of Dole plc financial performance under U.S. GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income before income taxes and equity earnings or any other performance measures derived in accordance with U.S. GAAP. Additionally, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted EPS are not intended to be liquidity measures because of certain limitations such as:
•They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;
•They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP financial measures do not reflect cash requirements for such replacements.
Because of these limitations, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.
Further, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS herein because Dole plc’s management believes that pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS are useful performance measures.
Dole is not able to provide a reconciliation for projected FY'22 Adjusted EBITDA and Adjusted Effective tax rate without undertaking unreasonable efforts.

Pro-forma Methodology

The methodology used to prepare the unaudited pro-forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of DFC by TP and the IPO and refinancing as if they had occurred on January 1, 2020 and is consistent with how the pro-forma financial statements were prepared in the F-1. The results for the three and six months ended June 30, 2022 are based on the Company's consolidated statutory results and therefore are not pro-forma adjusted.
1.All associated transaction costs reflected on January 1, 2020. As such, no transaction costs are included within the pro-forma numbers discussed below.
2.Effective tax rate of 25% for the six months ended June 30, 2021.
3.Applying the results of the Purchase Price Allocation (“PPA”) exercise, acquisition accounting and debt refinancing to January 1, 2020:

a.Q2 2021 year to date pro-forma results reflect a reduction in the depreciation charge of $2.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets.
b.The interest expense for Q2 2021 reflects the outcome of the refinancing.
4.TP’s pickup of its 45.0% share of DFC’s net income has been eliminated.
5.EPS is calculated using shares in issue following the IPO and additional share issuances.
6.There is a year to date adjustment in Q2 2021 of $10.0 million to reflect estimated ongoing incremental public company costs of $14.0 million annualized.

See reconciliation of pro-forma results for the three and six months ended June 30, 2021 below.

Pro-forma Reconciliation (Unaudited) – for the three months ended June 30, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,209,598	1,271,971	2,481,569	(19,177)	—	—	—	—	$2,462,392
Cost of sales	(1,107,431)	(1,150,454)	(2,257,885)	20,177	—	—	—	—	(2,237,708)
Gross profit	102,167	121,517	223,684	1,000	—	—	—	—	224,684
Selling, marketing and general and administrative expenses	(72,629)	(48,056)	(120,685)	—	—	(5,025)	—	—	(125,710)
Merger, transaction, and other related costs	(8,318)	(1,411)	(9,729)	—	9,729	—	—	—	—
Gain on disposal of businesses	—	—	—	—	—	—	—	—	—
Gain on asset sales	127	3,802	3,929	—	—	—	—	—	3,929
Operating income (loss)	21,347	75,852	97,199	1,000	9,729	(5,025)	—	—	102,903
Other income (expense), net	405	(975)	(570)	—	—	—	—	—	(570)
Interest income	419	544	963	—	—	—	—	—	963
Interest expense	(2,594)	(16,993)	(19,587)	—	—	—	7,925	—	(11,662)
Income (loss) before income taxes and equity earnings	19,577	58,428	78,005	1,000	9,729	(5,025)	7,925	—	91,634
Income tax (expense) benefit	(6,983)	(10,911)	(17,894)	—	—	1,580	(2,491)	(3,266)	(22,071)
Equity in net earnings of investments accounted for under the equity method	24,238	(187)	24,051	(15,660)	—	—	—	—	8,391
Net income (loss)	36,832	47,330	84,162	(14,660)	9,729	(3,445)	5,434	(3,266)	77,954
Less: Net income attributable to noncontrolling interests	(7,593)	(816)	(8,409)	—	—	—	—	—	(8,409)
Net income (loss) attributable to Dole plc	$29,239	46,514	75,753	(14,660)	9,729	(3,445)	5,434	(3,266)	$69,545

Earnings per share:
Net income per share - basic									$0.73
Net income per share - diluted									$0.73
Weighted average shares outstanding
Basic									94,878
Diluted									95,030

Pro-forma Reconciliation (Unaudited) – for the six months ended June 30, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,260,737	2,504,645	4,765,382	(37,227)	—	—	—	—	$4,728,155
Cost of sales	(2,074,069)	(2,246,695)	(4,320,764)	39,227	—	—	—	—	(4,281,537)
Gross profit	186,668	257,950	444,618	2,000	—	—	—	—	446,618
Selling, marketing and general and administrative expenses	(139,380)	(112,210)	(251,590)	—	—	(10,050)	—	—	(261,640)
Merger, transaction, and other related costs	(15,095)	(1,798)	(16,893)	—	16,893	—	—	—	—
Gain on disposal of businesses	1,539	—	1,539	—	—	—	—	—	1,539
Gain on asset sales	127	7,384	7,511	—	—	—	—	—	7,511
Operating income (loss)	33,859	151,326	185,185	2,000	16,893	(10,050)	—	—	194,028
Other income (expense), net	700	3,671	4,371	—	—	—	—	—	4,371
Interest income	836	1,235	2,071	—	—	—	—	—	2,071
Interest expense	(4,846)	(33,624)	(38,470)	—	—	—	15,516	—	(22,954)
Income (loss) before income taxes and equity earnings	30,549	122,608	153,157	2,000	16,893	(10,050)	15,516	—	177,516
Income tax (expense) benefit	(8,239)	(31,686)	(39,925)	—	—	3,160	(4,878)	(4,419)	(46,062)
Equity in net earnings of investments accounted for under the equity method	40,637	65	40,702	(31,006)	—	—	—	—	9,696
Net income (loss)	62,947	90,987	153,934	(29,006)	16,893	(6,890)	10,638	(4,419)	141,150
Less: Net income attributable to noncontrolling interests	(12,399)	(1,556)	(13,955)	—	—	—	—	—	(13,955)
Net income (loss) attributable to Dole plc	$50,548	89,431	139,979	(29,006)	16,893	(6,890)	10,638	(4,419)	$127,195

Earnings per share:
Net income per share - basic									$1.34
Net income per share - diluted									$1.34
Weighted average shares outstanding
Basic									94,878
Diluted									95,030